Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BFC FINANCIAL CORPORATION

The Amended and Restated Articles of Incorporation, as amended, of BFC FINANCIAL CORPORATION, a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, and such amendments are set forth as follows:

FIRST: Section C(1)(b) of Article IV shall be deleted in its entirety and replaced with the following:

“(b) Mandatory Redemption. The Corporation shall redeem 5,000 shares of Preferred Stock from the holders of the 5% Preferred Stock (the “Holders”) for an aggregate redemption price of $5,000,000 ($1,000 per share) during each of the years ending December 31, 2018, 2019 and 2020 (the “Mandatory Redemption Years”); provided, however, that such mandatory redemption obligation shall be reduced on a share-for-share basis to the extent that shares of Preferred Stock are earlier redeemed by the Corporation in accordance with Section (C)(1)(a) above, with such reduction to be applied to the first or immediately succeeding Mandatory Redemption Year, as applicable.”

SECOND: The last sentence of Section F of Article IV shall be deleted in its entirety.

The undersigned hereby certifies that the foregoing amendments were duly adopted and approved on December 13, 2013 by the Board of Directors of the Corporation and by the holders of all of the outstanding shares of the 5% Cumulative Preferred Stock of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of this 19th day of December 2013.

BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan,
Chairman, Chief Executive Officer
and President